K A T Y  I N D U S T R I E S,  I N C.

305 Rock Industrial Park Drive
Bridgeton, MO  63044

James W. Shaffer Vice President, Treasurer and Chief Financial Officer	TELEPHONE: (314) 656-4388 TELECOPIER: (314) 656-4398

December 6, 2010

By Overnight Delivery, Facsimile Transmittal (703) 813-6985 and EDGAR Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010
Attention:    Mr. Jeff Jaramillo, Accounting Branch Chief
                             Division of Corporation Finance

Re:         Katy Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 25, 2010
Form 10-Q for the Fiscal Quarter Ended October 1, 2010
File No. 001-05558

Dear Mr. Jaramillo:

As Vice President, Treasurer and Chief Financial Officer of Katy Industries, Inc., a Delaware corporation (the “Company,” “Katy”, “we,” “us,” and “our”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to me, dated November 19, 2010.

Set forth below are the responses of the Company to the comments of the Staff.  For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the November 19, 2010 comment letter, and is followed by the corresponding response of the Company.

Securities and Exchange Commission
December 6, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis, page 13

Results of Operations – 2009 Compared to 2008, page 15

1. We note that your discussion of changes in net sales references the increase in sales without quantifying individual factors for the changes.  Please revise future filings to present and quantify each significant factor that contributed to the change and separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results.  Refer to Item 303 of Regulation S-K and FR-72 for guidance.  Please provide us with a sample of your proposed revised disclosure.

Response:

From the year ended December 31, 2008 to the year ended December 31, 2009, changes to our sales resulting from pricing and foreign currency translation represented an increase of less than 0.5% and a decrease of less than 0.5%, respectively.  Our proposed revised disclosure to be included in future filings is included below:

Net sales decreased 15.9% from $167.8 million during the year ended December 31, 2008 to $141.2 million during the year ended December 31, 2009.  Overall, this decline resulted from lower volumes across almost all of our business units.  Approximately 20% of the decrease was due to lower volumes from our Contico business unit, which sells primarily to mass merchant customers.  The lower volumes were largely due to our decision to exit certain unprofitable business lines.  The remaining decrease resulted from volume shortfalls driven by market softness in our business units selling into the janitorial, food service and building markets.  Changes in net sales resulting from pricing or currency translation were nominal.

In our future filings we will present and quantify each significant factor that contributed to a change in net sales and separately describe and quantify the effects of changes in prices and volume of our product offerings on our operating results.

Item 8.  Financial Statements and Supplementary Data, page 21

Note 4, Impairment of Long-Lived Assets, page 32

2.           We note that you attribute the fair value of long-lived assets tested for impairment to an independent appraisal.  Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management.  In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you may incorporate your Form 10-K by reference.

Securities and Exchange Commission
December 6, 2010

Response:

When the Company performed its fourth quarter 2009 impairment analysis, the asset group under review did not have sufficient undiscounted cash flows to cover the net book value of its long-lived assets.  In determining the fair value of the asset group under review, management consulted an appraisal report and considered the appraisal value of the assets under review as a factor in its evaluation.

The independent appraisal noted in our disclosure represents an appraisal of the Company’s machinery and equipment conducted by HilCo Appraisal Services, LLC.  A report concerning such appraisal, with an effective date of February 8, 2010, was submitted to our lender, Bank of America.  There are no statements in our filing which are attributed to the appraisal firm.

According to the SEC guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, an issuer has no requirement to make reference to a third party expert simply because the issuer used or relied on the third party expert’s report or valuation or opinion.  In this circumstance, management used the appraisal report as one of its factors in determining the fair value of the assets under review.  As a result, the Company should not be required to include the appraisal firm’s name or its consent.  In future filings, we will clarify that the impairment analysis in question was conducted by the Company.

Form 10-Q for the Fiscal Quarter Ended October 1, 2010

Condensed Consolidated Statements of Operations, page 5

3.           We see that you recorded a $2.1 million gain on settlement of existing obligation within non-operating other income and expense.  We note additional discussion on page 19 and 21 whereby you describe the settlement of a liability in a transaction with Pentland USA Inc.  Please describe for us in greater detail the transaction with Pentland USA including a discussion of the accounting basis for recognizing the gain.  Please provide us with a historical chronological discussion of the amounts recorded in your financial statements related to this transaction.

Securities and Exchange Commission
December 6, 2010

Response:

In December 1996, the Company entered into a Stock Purchase Agreement (the “Agreement”) with Pentland USA, Inc. (“Pentland”) and Medallion Shoe Corporation (“Medallion”) pursuant to which the Company purchased all of the outstanding common stock of Woods Industries, Inc. (“Woods”) from Pentland and Medallion.  As a result of the filing of a lawsuit against Woods on the day after the signing of the Agreement, the Company withheld $3.6 million of the purchase price under the Agreement.  This amount was recorded in accrued expenses on the Company’s balance sheet.  The above mentioned lawsuit was dismissed in April 2008, at which point the purchase price holdback became due to Pentland.  As a result of accruing interest monthly, the holdback amounted to $6.2 million at December 29, 2008.  Effective December 30, 2008, the Company entered into a Mutual Release and Settlement Agreement (the “Settlement Agreement”) between and among Pentland and the Company.  The Settlement Agreement sought to resolve all actual or potential claims between Pentland and the Company, including all claims subject to disputes arising out of the Agreement.  Pentland and the Company reached an agreement whereby the Company would make total payments in the amount of $5.5 million through 2012, with $1.5 million being due throughout 2009.  As a result of this Settlement Agreement, for the year ended December 31, 2008, the Company recognized a $0.7 million gain within non-operating other income and expense on the Company’s statement of operations calculated as the difference between the recorded liability of $6.2 million and the future aggregate payment amount of $5.5 million.  The payment amount of $5.5 million was recorded as $1.5 million in accrued expenses (the amount due within 12 months) and $4.0 million in other long-term liabilities on the Company’s balance sheet as of December 31, 2008.

Throughout 2009 the Company made payments to Pentland in the aggregate amount of $1.4 million.  In December 2009, the Company and Pentland agreed on a modification to the Settlement Agreement whereby Pentland allowed the Company a payment “holiday” for payments due in December 2009 through March 2010 and deferred these payments to April 2010.  At December 31, 2009, the remaining payment amount to Pentland of $4.1 million (the original $5.5 million less payments of $1.4 million made through November 2009) was recorded as $1.9 million in accrued expenses (the amount due within 12 months) and $2.2 million in other long-term liabilities.

In April 2010, the Company made a payment of $0.2 million to Pentland.  In May 2010, Pentland and the Company entered into an Addendum to Mutual Release and Settlement Agreement (the “Addendum”) whereby Pentland agreed to accept a one-time payment of $1.8 million from the Company in satisfaction of all of the Company’s remaining payment obligations to Pentland under the Settlement Agreement, and no further payments would be due to Pentland under the Settlement Agreement.  The Company made this payment in May 2010.  As a result of the Addendum, for the quarter ended July 2, 2010, the Company recognized a $2.1 million gain within non-operating other income and expense on the Company’s statement of operations calculated as the recorded liability of $4.1 million at January 1, 2010 less the April payment amount of $0.2 million less the May payment amount of $1.8 million.

Securities and Exchange Commission
December 6, 2010

The Company recognized income of $0.7 million for the year ended December 31, 2008 and $2.1 million for the nine months ended October 1, 2010 in accordance with Accounting Standards Codification 405-20-40-1, which states that a debtor shall derecognize a liability if and only if it has been extinguished.  A liability has been extinguished if either of the following conditions is met:

a. The debtor pays the creditor and is relieved of its obligation for the liability, or

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

As both the Settlement Agreement and the Addendum released the Company from being the primary obligor under the liability by the creditor, the liability at that time was considered extinguished and was derecognized in the Company’s financial statements.

*   *   *   *

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (314) 656-4388.

Sincerely,

                                                                               /s/ James W. Shaffer

James W. Shaffer
Vice President, Treasurer and Chief Financial Officer

CC:           UHY LLP